November 6, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sphere 3D Corporation Registration Statement on Form F-4 (File No. 333-197569)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Sphere 3D Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced registration statement on Form F-4, as amended (the “Registration Statement”), to November 7, 2014 at 4:00 p.m. (Eastern) or as soon as practicable thereafter.

Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also respectfully requests that the Commission confirm to it, in writing, the effective date and time of the Registration Statement.

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Securities and Exchange Commission, p. 2
November 6, 2014

      Sincerely,

      Sphere 3D Corporation

By: /s/ Scott Worthington
       Scott Worthington
       Chief Financial Officer